The Registrant's Trustees and certain officers, investment
advisers, certain affiliated persons of the investment
advisers and persons who own more than 10% of any class of
outstanding securities of the Registrant are required to file forms reporting their affiliation with the Registrant and
reports of ownership and changes in ownership of the Registrant's securities with the Securities and Exchange Commission ("SEC")
and the New York Stock Exchange.  These persons and entities are required by SEC regulation to furnish the Registrant with copies of all such forms they file.  Based solely on a review of these forms furnished to the Registrant, the Registrant believes that each of its Trustees and relevant officers, Barings LLC, its investment adviser, Barings Global Advisers Limited, its sub-adviser, and relevant affiliated persons have complied with all applicable filing requirements for the year-ended December 31, 2017.